PROGEN
                                                              INDUSTRIES LIMITED

                                                              ABN 82 010 975 612


       PROGEN ANNOUNCES CAPITAL RAISING TO PROGRESS PI-88 TOWARDS PHASE 3

19 DECEMBER 2006: Progen Industries (ASX: PGL; NASDAQ: PGLA) today announced it is raising A$20.0 million through an underwritten private share placement and will commence a share purchase plan (SPP) to existing shareholders to partially fund the Phase 3 clinical development of PI-88 in post-resection liver cancer.

Under  this  capital  raise:
- 3,690,037 million fully paid ordinary shares, or 9.1% of our issued capital, will be issued to institutional and sophisticated investors at A$5.42 per share. The placement price represents the 5-day average closing ASX market price up to an including 15 December 2006.
-    All existing  shareholders  residing  in  Australia  and  New  Zealand  are eligible to purchase up to A$5,000 worth of additional Progen shares without brokerage or transaction costs at the placement price of A$5.42 per share. The maximum amount that would be raised if all Australian and New Zealand registered shareholders invest the maximum A$5,000 is $14.4 million, the actual amount raised will depend on the level of uptake from Progen shareholders.

The private share placement has been underwritten by eG Capital Pty Ltd. Progen expects to allot the 3,690,037 placement shares on Thursday 21 December 2006.

Justus Homburg, Chief Executive Officer of Progen said "Today's announcement of a capital raise follows last weeks successful release of preliminary data on the Phase II post-resection liver cancer trial of PI-88. The level of interest we attracted both in terms of having the private placement underwritten and institutional investor demand is particularly encouraging and demonstrates the market's positive support for our Phase III development plans. This capital raise is essential to our ability to meet our timeline objectives to starting the PI-88 Phase 3 trial around the middle of 2007."

The additional capital will be used to fund time critical aspects of the imminent Phase III trial of Progen's lead compound, PI-88, for the treatment of patients with liver cancer who have undergone surgery including engaging an international contract research organisation, expanding our clinical development team, manufacture of Phase III material, activating our Phase III clinical advisory team, submitting Phase III trial protocols for regulatory approvals and recruiting trial sites.

Stephen Chang, Executive Chairman, said, "The Board is very much aware of the continuing support from our shareholders who hold NASDAQ listed stock. Unfortunately, due to US SEC securities laws, it is not possible to include in this SPP shareholders with non-Australian or New Zealand registered addresses. We will do our best to include our NASDAQ shareholders in any future capital raise. We limited the amount raised in this round in part because of this."

Key  dates  for  the  SPP:

18  December  2006            Record date for the SPP
22  December  2006            SPP application despatched
22  December  2006            SPP offer opens
25  January  2007             SPP offer closes
5  February  2007             Allocation under SPP
5  February  2007             SPP shares quoted on ASX


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
                                                                          PROGEN
                                                              INDUSTRIES LIMITED

                                                              ABN 82 010 975 612

Mr Justus Homburg will be attending the annual JP Morgan Healthcare conference in San Francisco in January 2007. The Company considers attendance at this and other such events to be invaluable in further raising the international awareness of PI-88.

ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.
Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing biopharmaceutical products to global standards.


KEYWORDS - Progen, PI-88, liver cancer, underwritten private placement, share purchase plan

WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
Results for Phase 2 liver cancer trial  www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
Manufacturing Clearance for Phase III   www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
End of Year Financial Results           www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
Preparing for Accelerated Development   www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
Progen meets with FDA                   www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
New CEO                                 www.progen.com.au/?page=nepress2006.html
                                        ----------------------------------------
PI-88 mode of action                    www.progen.com.au/?page=repi-88.html
                                        ------------------------------------
Progen's drug development pipeline      www.progen.com.au/?page=pihome.html
                                        -----------------------------------
Progen Industries Ltd                   www.progen.com.au
                                        -----------------

MEDIA AND INVESTOR         PROGEN INFORMATION:
RELATIONS:

Rebecca Piercy             Linton Burns                Justus Homburg
Buchan Consulting          CFO                         CEO
rpiercy@bcg.com.au         Progen Industries Limited   Progen Industries Limited
------------------         linton.burns@progen.com.au  justus.homburg@progen.com.au
Ph: (02) 9237 2800 / 0422  --------------------------  ----------------------------
916 422                    Ph:  61 7 3842 3333         Ph: 61 7 3842 3333

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This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.
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